February 18, 2025

Inderjit Tuli
Chief Executive Officer
Compound Real Estate Bonds, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

        Re: Compound Real Estate Bonds, Inc.
            Post-Qualification Amendment No. 6 to
            Offering Statement on Form 1-A
            Filed February 4, 2025
            File No. 024-11848
Dear Inderjit Tuli:

        We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A Our Business, page 35

1. We note the disclosure on your cover page and elsewhere that you are in the process of originating and acquiring mortgages and making investments in real estate, and as of December 31, 2024 you had $2,181,621.46 in mortgages. We also note that beginning on page 39 you identify your current investment criteria for multi-family, single family rentals, industrial real estate, and office real estate. Please expand the disclosure in your Business section and elsewhere as appropriate to discuss the assets you have acquired to date, including specifics on the type and quality of underlying assets, any material concentrations, geographic locations, average loan-to-values, and other details related to the investment criteria outlined on pages
39-42.
General

2. We note you disclosed that you had approved an increase to the interest rate on your bonds in a Form 1-U filed on April 1, 2024. The Form 1-U does not supplement the
 February 18, 2025
Page 2

       offering statement itself. Please confirm that, going forward, you will file supplements or post qualification amendments to disclose a change in the interest rate paid on the notes, in compliance with Regulation A. As such, please clarify throughout the offering statement, when discussing a potential change in the interest rate, that you will file a post-qualification amendment or a supplement to the Offering Statement to announce any change in the interest rate on the bonds. In addition, please revise your risk factor disclosure to address the risks relating to the failure to file such amendments or supplements when required.
3. We note your disclosure on page 1 and elsewhere that the interest rates on the
       Compound Bonds were permanently increased from 7% to 8.5% APY in April 2024, and that depending on market circumstances, the Company may, from time to time, temporarily or permanently increase the interest rate. If applicable, please point us to a provision in your compound bond agreement that allows for a change in interest rate. Please clarify whether you applied the change in interest rates to the existing bonds, and if so how that was permissible under the original notes. As applicable, please provide your detailed analysis as to whether any changes in interest rate to an outstanding bond involved the issuance of a new security, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of
       1933. To the extent you relied or intend to rely on the exemption in
Section 3(a)(9) of
       the Securities Act of 1933, please explain the basis for your reliance. To the extent any bonds were initially issued at 8.5% APY starting in April 2024, please provide a detailed analysis on how those issuances complied with Regulation A or another valid exemption from registration and were consistent with the requirements of
Section 5 of
       the Securities Act of 1933. Provide risk factor disclosure, if applicable.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance